FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


02045352

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE, 2002

OROMIN EXPLORATIONS LTD. (File #: 0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated June 3, 2002,
2. News Release dated June 7, 2002 and Early Warning Report,
3. Audited Financial Statements and Associated AGM Material for the Year Ended February 28, 2002,
4. News Release dated June 26, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: July 3, 2002

By: ____________
James G. Stewart

Its: Corporate Secretary
(Title)

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

June 3, 2002

Trading Symbol: TSX-OLE
Web Site: www.oromin.com

$250,000 PRIVATE PLACEMENT CLOSES

Further to its news release of April 23, 2002, **Oromin Explorations Ltd.** ("**Oromin**") is pleased to report that its non-brokered private placement of 2,500,000 units at $0.10 per unit closed today. Each unit consists of one common share of **Oromin** and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of **Oromin** at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 until June 3, 2004.

The common shares which comprise a part of the units and any common shares acquired on the exercise of the warrants which comprise a part of the units, are subject to a hold period which expires on October 3, 2002.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idziszek
President

CHET IDZISZEK

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

June 7, 2002 Trading Symbol: CDNX-OLE

NEWS RELEASE

Chet Idziszek, President of **Oromin Explorations Ltd.** ("**Oromin**") reports that he has acquired 1,400,000 units of Oromin pursuant to a non-brokered private placement at $0.10 per unit. Each unit consists of one common share of Oromin and one non-transferable two-year share purchase warrant entitling the purchase of an additional common share of Oromin at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 until June 3, 2004. The certificates are subject to a hold period expiring October 3, 2002.

Pursuant to Section 111 of the *Securities Act* (British Columbia), **Chet Idziszek** wishes to report that with the acquisition of these 1,400,000 private placement units his direct ownership on the Company has increased to 23.5%. On a partially diluted basis, assuming the exercise of all options and warrants owned by him, his interest represents 34% of the issued and outstanding shares in the capital stock of Oromin.

Chet Idziszek, President
OROMIN EXPLORATIONS LTD.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

SECURITIES ACT
(BRITISH COLUMBIA)

REPORT UNDER SECTION 111 OF THE SECURITIES ACT (B.C.)

1. NAME AND ADDRESS OF OFFEROR:

Chet Idziszek
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
Canada V6E 2E9

2. THE NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT UNDER SECTION 111 OF THE ACT TO FILE THIS REPORT:

Oromin Explorations Ltd. (the "Offeree Issuer") issued 1,400,000 units to Chet Idziszek (the "Offeror") pursuant to a non-brokered private placement at $0.10 per unit. Each unit is consists of one common share of Oromin and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of Oromin at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 until June 3, 2004. The certificates are subject to a four-month hold period which expires October 3, 2002.

3. THE OWNERSHIP OF AND CONTROL AND DIRECTION BY THE OFFEROR AND ANY PERSON OR COMPANY ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR OVER ANY SECURITIES OF THE OFFEREE ISSUER IMMEDIATELY AFTER THE TRANSACTION OR OCCURRENCE GIVING RISE TO THIS REPORT:

As a result of the transaction giving rise to this report, the Offeror presently holds an aggregate of:

1. 4,272,957 common shares of the Offeree Issuer, of which 50,000 common shares are held in escrow.

2. 1,000,000 Series "A" share purchase warrants (convertible into 500,000 common shares) and 1,960,500 non-transferable share purchase warrants which in total will entitle the purchase of an additional 2,460,000 common shares of the Offeree Issuer.

3. Stock options entitling the purchase of an additional 418,000 common shares of the Offeree Issuer.

Assuming the exercise of the warrants and stock options, for the purposes of section 95 of the ***Securities Act (B.C.)***, the Offeror's holdings represent 34% of the issued and outstanding shares in the capital stock of the Offerree Issuer.

4. THE NAME OF THE MARKET WHEREIN THE TRANSACTION OR OCCURRENCE TOOK PLACE:

   Vancouver, British Columbia

5. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN ITEM 2 ABOVE, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR TO INCREASE THE BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:

   Mr. Idziszek is the President of the Offeree Issuer and has acquired the shares for investment purposes. He may from time to time, as circumstances dictate, increase or decrease his position in the Issuer.

6. WHERE APPLICABLE, DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACTS SET OUT IN A PREVIOUS REPORT UNDER SECTION111 OF THE ACT:

   Refer to report filed September 21, 2001 under Section111 of the Act.

7. THE NAMES OF THE PERSONS OR COMPANIES ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:

   There are no persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by Items 2, 3, & 4 hereof.

DATED at Vancouver, British Columbia, as of this 7th day June, 2002.

Chet Idzizsek

OROMIN EXPLORATIONS LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of **OROMIN EXPLORATIONS LTD.** (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on **July 30, 2002**, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the audited financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2002.
2. To fix the number of directors at six (6).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of June, 2002.

BY ORDER OF THE BOARD

Chet Idziszek, President

OROMIN EXPLORATIONS LTD.
(the "Company")
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9

INFORMATION CIRCULAR

(As at June 20, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of **OROMIN EXPLORATIONS LTD.** (the "Company") for use at the annual general meeting of the Company to be held on **July 30, 2002** and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the *shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are* officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to**

revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 18,149,854 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on June 20, 2002 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek Suite 2000 – 1055 W. Hastings St. Vancouver, B.C. V6E 2E9	4,273,457	23.5%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled [(2)]
DEREK BARTLETT Mississauga, Ontario Director	Consultant	Since February 2002	10,000 shares [(3)]
JEFFREY COCKS[(1)] Vancouver, British Columbia Director	Private financial consultant since February 1988. Operations Manager of Big Valley Resources Inc. until January 1998.	Since 1999	170,000 shares[(4)]

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
NORMAN HAIMILA(1) Hermann, Missouri Director	Consulting Geologist	Since 2001	Nil shares
CHET IDZISZEK(1) Vancouver, British Columbia President and Director	Geologist; President of Adrian Resources Ltd.	Since 1994	4,273,457 shares
JAMES G. STEWART Vancouver, British Columbia Secretary and Director	Barrister and Solicitor; General Counsel for Adrian Resources Ltd.	Since 1995	330,000 shares(5)
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Geological Consultant	Since February 2002	1,600 shares

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 20, 2002 based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) These shares are held indirectly in the name of 462562 B.C. Ltd., a private company controlled by Derek Bartlett.

(4) These shares are held indirectly in the name of Farmore Investments Ltd., a private company controlled by Jeffrey Cocks.

(5) These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2002 and the other four most highly compensated executive officers of the Company as at February 28, 2002 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All other Compensation (3) ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Chet Idziszek	2000	Nil	Nil	Nil	0/0	N/A	N/A	Nil
President and	2001	$64,000	Nil	Nil	250,000/0	N/A	N/A	Nil
Chief Executive Officer	2002	$48,000	Nil	Nil	50,000/0	N/A	N/A	Nil
James G. Stewart	2000	Nil	Nil	Nil	15,000/0	N/A	N/A	$28,875
Corporate Secretary	2001	Nil	Nil	Nil	85,000/0	N/A	N/A	$71,250
	2002	Nil	Nil	Nil	30,000/0	N/A	N/A	$59,550

(1) Fiscal years ended February 28, 2002, 2001 and 2000.
(2) Indicates options granted in each of the fiscal periods shown.
(3) Indicates legal fees paid to Mr. Stewart.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table (presented in accordance with the Rules) sets forth stock options granted by the Company during the most recently completed financial year to each of the Named Executive Officer(s).

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	50,000	18.5%	$0.20	$0.20	July 4, 2006
James G. Stewart	30,000	11.1%	$0.20	$0.20	July 4, 2006

* Percentage of all options granted during the fiscal year.
(1) The initial exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the discounted market price allowable pursuant to the TSX Venture Exchange's (formerly CDNX) policies on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	418,000/Nil	Nil
James G. Stewart	Nil	Nil	158,000/Nil	Nil

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange (formerly CDNX).
(3) The figure relates solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange (formerly CDNX) on February 28, 2002, less the exercise price of in-the-money stock options.
(5) All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that Directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, Norman Haimila, a Director of the Company, received $37,565 for services rendered and J.G. Stewart, the Secretary and a Director of the Company, received $59,550 for legal services rendered during the last completed fiscal year.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, the Company did grant stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Fiscal Year	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price[1] ($/Securities)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Date of Grant	Expiration Date
Jeffrey Cocks Director	25,000	9.2%	$0.20	$0.20	July 4, 2001	July 4, 2006
Norman Haimila Director	100,000	37%	$0.20	$0.20	July 4, 2001	July 4, 2006

(1) The initial exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the discounted market price of the TSX Venture Exchange (formerly CDNX) on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Directors did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise[1] (#)	Aggregate Value Realized [2] ($)	Unexercised Options/SAR's at Fiscal Year-End (#)[3] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End [3][4] ($) Exercisable/ Unexercisable[5]
Jeffrey Cocks	Nil	Nil	136,500/Nil	Nil
Norman Haimila	Nil	Nil	100,000/Nil	Nil
Derek Bartlett	Nil	Nil	25,000/Nil	Nil
Douglas Turnbull	Nil	Nil	38,000/Nil	Nil

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange (formerly CDNX).
(3) The figure relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange (formerly CDNX) on Februray 28, 2002, less the exercise price of in-the-money stock options.
(5) All such options are currently exercisable.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP were first appointed the auditor of the Company on February 27, 2001 when Deloitte & Touche resigned as the auditor of the Company and the directors appointed PricewaterhouseCoopers LLP to fill the vacancy.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Canadian Venture Exchange.

(b) Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 20th day of June, 2002.

BY ORDER OF THE BOARD

Chet Idziszek, President and Chief Executive Officer	James G. Stewart Chief Financial Officer and Secretary

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

BCSC

British Columbia Securities Commission

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER OROMIN EXPLORATIONS LTD.		FOR THE YEAR ENDED 2002/02/28	DATE OF REPORT Y / M / D 2002/06/19
ISSUER ADDRESS Suite 2000 – 1055 West Hastings Street			
CITY Vancouver PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604) 331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart	CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com	WEB SITE ADDRESS www.oromin.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Chet Idziszek	2002/06/19
[signature]	James G. Stewart	2002/06/19

FIN 51-901F ~~Rev 2001~~/3/20

Oromin Explorations Ltd.

(an exploration stage company)

Consolidated Financial Statements

February 28, 2002 and 2001

(expressed in Canadian dollars)

May 27, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles including the reconciliation to United States generally accepted accounting principles presented in note 16. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has discussed with the company's independent auditors the scope and results of the annual audit, and reviewed the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in the United States and their report follows.

James G. Stewart
Secretary

Chet Idziszek
President and Chief Executive Officer

Vancouver, Canada



PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors' Report

To the Shareholders of
Oromin Explorations Ltd.

We have audited the consolidated balance sheets of **Oromin Explorations Ltd.** (an exploration stage company) as at February 28, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated financial statements for the year ended February 29, 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 5, 2000.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
May 27, 2002
(except as to note 18(b), which is as of June 3, 2002)



PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 27, 2002, except as to note 18(b), which is as of June 3, 2002, is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
May 27, 2002

Oromin Explorations Ltd.

(an exploration stage company)
Consolidated Balance Sheets
As at February 28, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	2,594,256	3,221,360
Accounts receivable	13,763	4,143
Marketable securities (note 4)	3,000	-
Prepaid expenses	76,872	38,436
	2,687,891	3,263,939
Fixed assets (note 5)	10,341	3,676
Resource properties (note 6)	1,883,315	491,449
	4,581,547	3,759,064
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 12)	175,214	239,470
Due to Fresco Developments Ltd. (note 7)	-	306,320
Related party loan (note 8)	2,246,580	2,144,240
	2,421,794	2,690,030
Shareholders' Equity		
Capital stock (note 9)		
Authorized		
100,000,000 common shares without par value		
Issued		
15,649,854 shares (2001 - 8,127,863)	10,420,131	9,262,077
Options (notes 3 and 10)	8,276	-
Warrants (notes 3 and 11)	3,774	-
Deficit	(8,272,428)	(8,193,043)
	2,159,753	1,069,034
	4,581,547	3,759,064

Nature of operations and going concern (note 1)

Subsequent events (note 18)

Commitments (note 6)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Oromin Explorations Ltd.

(an exploration stage company)
Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars)

			Year ended
	February 28, 2002 $	February 28, 2001 $	February 29, 2000 $
Expenses (income)			
Consulting	-	22,000	-
Depreciation	914	1,238	1,233
Filing and transfer fees	13,948	20,348	12,702
Interest and bank charges	273	1,015	222
Interest income	(84,008)	(15,502)	(24,723)
Office and rent	41,147	40,801	54,183
Professional fees	79,018	70,467	61,161
Shareholder information	7,861	5,731	3,459
Travel and public relations	24,594	6,023	2,687
Wages	18,440	18,966	10,899
Foreign exchange gain	(23,123)	(21,764)	-
Gain on sale of resource properties (note 6(c))	(2,999)	-	-
Write-off of resource properties (note 6(b) and (d))	3,320	-	349,756
Loss for the year	(79,385)	(149,323)	(471,579)
Deficit - Beginning of year	(8,193,043)	(8,043,720)	(7,572,141)
Deficit - End of year	(8,272,428)	(8,193,043)	(8,043,720)
Basic and diluted loss per share	(0.01)	(0.02)	(0.13)
Weighted average number of shares outstanding	10,445,042	6,048,685	3,555,622

The accompanying notes are an integral part of these consolidated financial statements.

Oromin Explorations Ltd.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

			Year ended
	February 28, 2002 $	February 28, 2001 $	February 29, 2000 $
Cash flows from operating activities			
Loss for the year	(79,385)	(149,323)	(471,579)
Items not involving cash			
Depreciation	914	1,238	1,233
Foreign exchange gain	(23,123)	-	-
Gain on sale of resource properties	(2,999)	-	-
Write-off of resource properties	3,320	-	349,756
Net changes in non-cash working capital items			
(Increase) decrease in accounts receivable	(4,544)	1,187	(2,037)
Increase in prepaid expenses	-	(36,000)	(2,436)
Increase in accounts payable and accrued liabilities	8,437	1,577	27,245
	(97,380)	(181,321)	(97,818)
Cash flows from financing activities			
Capital stock issued for cash - net of issue costs	343,080	732,004	335,791
Due to Fresco Developments Ltd.	(308,240)	306,320	-
Related party loan	-	2,144,240	-
	34,840	3,182,564	335,791
Cash flows from investing activities			
Payments to acquire fixed assets	-	-	(1,453)
Expenditures on resource properties	(697,552)	(285,180)	(339,255)
Cash acquired on business combination	5,605	-	-
	(691,947)	(285,180)	(340,708)
Foreign exchange gain on foreign cash held	127,383	-	-
(Decrease) increase in cash and cash equivalents	(627,104)	2,716,063	(102,735)
Cash and cash equivalents - Beginning of year	3,221,360	505,297	608,032
Cash and cash equivalents - End of year	2,594,256	3,221,360	505,297

Supplemental cash flow information (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations and going concern

The company was incorporated on January 25, 1980 as Maple Leaf Petroleum Limited under the Company Act of British Columbia. The company changed its name to International Maple Leaf Resources Inc. on April 22, 1986, Maple Resources Corp. on September 11, 1989, Birchwood Ventures Ltd. on August 14, 1992, and finally to Oromin Explorations Ltd. on September 30, 1997. On February 25, 2002, the company amalgamated with Fresco Developments Ltd. (Fresco). The amalgamated company continued as Oromin Explorations Ltd. (Oromin or the company) (note 3).

The company is in the business of exploring resource properties. The company's current oil and gas exploration activities are in the pre-production stage; consequently, the company considers itself to be an exploration stage company. The recoverability of the company's investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration, and future profitable commercial production or proceeds from the disposition thereof.

As at February 28, 2002, the company has working capital of $266,097. The company's ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern. Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditure on exploration of its oil and gas properties. In addition, management is pursuing joint venture partners to jointly explore the company's interest in the Santa Rosa property in Argentina.

These consolidated financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business for the foreseeable future. Accordingly, they do not give effect to adjustments that could be necessary should the company be unable to continue as a going concern, and therefore be required to realize its assets and discharge its liabilities and meet its commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The significant measurement differences between these principles and those that would be applied under United States GAAP, as they affect the company, are disclosed in note 16.

The significant accounting policies used in these consolidated financial statements are as follows:

Consolidation

These consolidated financial statements include the accounts of Exploraciones Oromin S.A., the company's wholly owned subsidiary, incorporated on July 5, 2000 in Buenos Aires, Argentina.

(expressed in Canadian dollars)

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks, and highly liquid investments with an original maturity of 90 days or less.

Marketable securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

Fixed assets

Fixed assets are recorded at cost. Depreciation has been calculated annually at the following rates:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Resource properties

Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, and technical consulting costs directly related to exploration and development activities and capitalized financing costs. General and administrative costs are expensed in the period in which they are incurred.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion. The company applies an annual ceiling test to ensure that its oil and gas properties are carried at the lower of capitalized cost and net recoverable value. Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes. Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproved properties (net of impairments), less estimated costs for future administrative overhead, financing, site restoration and income taxes.

(expressed in Canadian dollars)

Mineral properties

The company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. The net costs related to abandoned properties are charged to earnings.

The company regularly reviews the carrying values of its mineral properties by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the company and others.

Stock options

From time to time, the company issues stock options as described in note 10. No compensation expense is recognized when stock options are granted to or exercised by directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to capital stock.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. Contingently issuable shares are included in the computation of weighted average number of shares once all conditions necessary for their issuance have been satisfied. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

During the year ended February 28, 2002, the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500 "Earnings Per Share". The impact of the revised standard on the financial statements for the years ended February 28, 2001 and February 29, 2000 is considered to be immaterial.

Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(expressed in Canadian dollars)

Foreign currency translation

The company's subsidiary is considered to be an integrated operation and the accounts are translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates; and revenue and expense items at the average rates for the period. The net effect of the foreign currency translation is included in net income.

Foreign currency denominated amounts are translated at the year-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

3 Business combination

On February 25, 2002, the company and Fresco amalgamated to form Oromin Explorations Ltd. (the amalgamated company). Fresco was a related party by directors in common. Under the terms of the amalgamation, shareholders of Oromin received one share in the amalgamated company for each share held and shareholders of Fresco received one share in the amalgamated company for every two shares held. In addition, outstanding options and warrants in Oromin and Fresco were converted at the same ratio, resulting in 391,749 options and 1,326,750 warrants being issued by the amalgamated company to Fresco shareholders.

The business combination is accounted for as a purchase transaction, with the company being identified as the acquirer and Fresco identified as the acquired. The fair value of the consideration has been allocated to the fair value of net assets acquired as follows:

	$
Fair value of net assets acquired	
Cash	5,605
Current assets other than cash	43,512
Fixed assets	7,579
Resource properties	235,401
Elimination of accounts payable to Fresco	292,604
	584,701
Less: Current liabilities	(56,877)
	527,824
Consideration	
Issuance of 3,967,491 common shares	515,774
Issuance of options exercisable to 391,749 common shares	8,276
Issuance of warrants exercisable into 1,326,750 common shares	3,774
	527,824

The company incurred transaction costs of $83,448, which have been capitalized in resource properties.

(expressed in Canadian dollars)

4 Marketable securities

At February 28, 2002, marketable securities carried at a cost of $3,000 (2001 - $nil) had a quoted market value of $11,000 (2001 - $nil).

5 Fixed assets

			2002
	Cost $	**Accumulated depreciation $**	**Net $**
Office furniture	6,301	4,787	1,514
Computer equipment	10,938	2,111	8,827
	17,239	6,898	10,341

			2001
	Cost $	**Accumulated depreciation $**	**Net $**
Office furniture	6,301	4,408	1,893
Computer equipment	3,359	1,576	1,783
	9,660	5,984	3,676

6 Resource properties

	2002 $	**2001 $**
Oil and gas properties		
Argentina	1,883,315	433,033
Oklahoma	-	58,415
	1,883,315	491,448
Mineral properties		
Voisey's Bay, Labrador	-	1
	1,883,315	491,449

(expressed in Canadian dollars)

As at February 28, 2002, all of the company's oil and gas assets are considered to be unproved and as such no depletion has been recognized.

a) Argentina

During the year ended February 28, 2001, the company entered into an agreement with Fresco to jointly acquire, explore and develop oil and gas interests in the Republic of Argentina. This contractual arrangement was accounted for as jointly controlled operations until the business combination described in note 3, whereby each venturer used its own assets for the purpose of the joint venture activities.

In addition, on September 29, 2000, the company had submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina. On March 21, 2001, the Secretariat of Energy of the Republic of Argentina approved the company's bid to acquire a 100% interest in the oil and gas exploration rights for exploration in the Province of Mendoza in central Argentina (the Santa Rosa property). These rights are for a period of 25 years and give Oromin the right to carry out production on the Santa Rosa property should commercial quantities of hydrocarbons be discovered. Upon the successful bid, the company agreed to spend US$600,000 by March 20, 2003 on exploration as a performance guarantee on the property obtained.

b) Oklahoma

On May 3, 2000, the company entered into an agreement with Canok International Inc. (Canok) to acquire an interest in three oil and gas leases covering land in Creek County, Oklahoma. This agreement was amended on May 25, 2001. Under the terms of the amended agreement, the company was to pay US$40,000 in cash (CA$21,409 paid) and issue 200,000 shares at a price of $0.25 per share or US$35,000. In addition, the company was to fund rehabilitation costs and utilization costs estimated at US$71,667 (CA$31,988 paid).

During the year ended February 28, 2002, Oromin terminated its agreement with Canok, which reimbursed Oromin for direct expenditures of US$35,896 (CA$55,095). The remaining deferred costs of CA$3,320 were written off on the consolidated statement of loss and deficit.

c) Voisey's Bay, Labrador

The company held a 50% joint venture interest, subject to a 3% net smelter return royalty, in certain claims located in the Voisey's Bay area of Labrador. As at February 28, 1998, the company had incurred exploration expenditures of $1,588,380 prior to writing down the property to a nominal amount.

During the year ended February 28, 2002, the company sold its interest in these mineral claims. The company received 25,000 common shares of Donner Minerals Ltd. recorded at $0.12 per share as consideration for the claim, resulting in a gain on sale of $2,999.

(expressed in Canadian dollars)

d) Alaska properties

During the year ended February 29, 2000, the company decided not to proceed further with its Alaska properties due to exploration results obtained, and wrote off all exploration expenditures incurred.

7 Due to Fresco

During the year ended February 28, 2001, Fresco provided US$200,000 to Oromin in order to comply with the deposit requirements of the Argentinean government. This amount was fully repaid during the year ended February 28, 2002.

8 Related party loan

On November 3, 2000, the President of Oromin arranged a personal demand loan in the amount of US$1,400,000 with a Canadian bank. This amount was then loaned in full to Oromin under a loan agreement dated December 4, 2000, with Oromin assuming the full terms of the personal loan.

The loan bears interest at the U.S. bank rate plus 0.125% per annum payable monthly and is guaranteed by the company's subsidiary. During the year ended February 28, 2002, $150,584 (2001 - $51,869) of loan interest was paid and is included in resource properties.

As consideration for this loan, the company agreed to issue a bonus to the President of 2,100,000 common shares. During the year ended February 28, 2002, these bonus shares, valued at $299,200, were issued (note 9(d)). The company considers the related expense a finance cost of the Argentinean project, and accordingly, this finance cost is capitalized in resource properties.

See also note 18(a).

(expressed in Canadian dollars)

9 Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - February 28, 1999	1,937,863	8,183,781
Issuance of common shares		
For mineral properties	50,000	10,500
For cash pursuant to private placement (a)	2,000,000	314,792
For cash on exercise of warrants (a)	100,000	21,000
Balance - February 29, 2000	4,087,863	8,530,073
Issuance of common shares		
For cash pursuant to private placement (b)	1,500,000	283,500
For finder's fee on private placement (b)	40,000	8,000
For cash pursuant to public offering (c)	2,500,000	440,504
Balance - February 28, 2001	8,127,863	9,262,077
Issuance of common shares		
For related party loan (d)	2,100,000	299,200
For cash on exercise of warrants ((a) and (c))	1,454,500	343,080
For business combination (note 3)	3,967,491	515,774
Balance - February 28, 2002	15,649,854	10,420,131

a) During the year ended February 29, 2000, the company arranged a private placement of 2,000,000 units at $0.16 per unit, for proceeds of $314,792 (net of issue costs of $5,208). Each unit consists of one common share of the company and one non-transferable share purchase warrant which entitles the holder to purchase one additional common share of the company at $0.21 per common share until May 17, 2000 and, thereafter, at a price of $0.24 until May 17, 2001. During the year ended February 29, 2000, 100,000 warrants were exercised and during the year ended February 28, 2002, 1,304,500 warrants were exercised and 595,500 warrants expired unexercised.

b) During the year ended February 28, 2001, the company issued 1,500,000 units at $0.20 per unit pursuant to a private placement for proceeds of $283,500 (net of issue costs of $16,500). Each unit consists of one common share and one non-transferable share purchase warrant which entitles the holder to purchase one additional common share of the company at $0.20 per share until August 8, 2001 and, thereafter, at a price of $0.23 per common share until August 8, 2002. In conjunction with this private placement, the company also issued 40,000 common shares as a finder's fee.

(expressed in Canadian dollars)

c) During the year ended February 28, 2001, the company issued 2,500,000 units at $0.20 per unit pursuant to a short form offering for proceeds of $440,504 (net of issue costs of $59,496). Each unit consists of one common share and two series "A" share purchase warrants, every two such warrants entitling the purchase of one additional common share of the company at a price of $0.20 per share until September 21, 2001 and, thereafter, at a price of $0.23 per share until September 21, 2002. The company also issued an agent's warrant entitling the purchase of up to 500,000 common shares of the company at a price of $0.20 per share until September 21, 2001 and, thereafter, at a price of $0.23 per share until September 21, 2002. During the year ended February 28, 2002, 300,000 series "A" warrants were exercised into 150,000 common shares of the company.

d) During the year ended February 28, 2002, the company issued 2,100,000 shares in consideration for the related party loan provided to the company (note 8). These shares were valued at $299,200.

Escrow shares

Pursuant to escrow agreements between the company, certain escrow shareholders and the escrow agent, a total of 74,998 common shares of the company are held in escrow as at February 28, 2002. The escrow agreements provide for the release of the escrow shares in connection with milestone expenditures on exploration and development of the company's properties.

Issued shares in escrow have remained unchanged since March 1, 1997.

10 Stock options

The company does not have a formal stock option plan. The B.C. Securities Commission permits the company to provide for stock options up to a maximum of 10% of issued share capital which may be granted to directors, employees and consultants of the company at a price which is the higher of the previous day's closing price and the average price for the 15 days prior to the granting of the option as quoted on the TSX Venture Exchange. The options vest under regulatory guidelines.

(expressed in Canadian dollars)

A summary of stock option activity and information concerning outstanding and exercisable options is as follows:

	February 28, 2002		February 28, 2001		February 29, 2000	
	Number of shares	Weighted average share price $	Number of shares	Weighted average share price $	Number of shares	Weighted average share price $
Balance outstanding - Beginning of year	775,600	0.20	398,778	0.31	180,778	3.12
Granted	270,000	0.20	551,000	0.20	218,000	0.31
Expired	(6,600)	0.20	(174,178)	0.28	-	-
Cancelled	(55,000)	0.20	-	-	-	-
Issued to Fresco shareholders (note 3)	391,749	0.29	-	-	-	-
Balance outstanding - End of year	1,375,749	0.23	775,600	0.20	398,778	0.31
Options exercisable at year-end	1,375,749	0.23	775,600	0.20	398,778	0.31

During the year ended February 29, 2000, the company repriced 180,778 stock options from $3.12 to $0.31. During the year ended February 28, 2001, the company repriced 261,200 stock options from $0.31 to $0.20.

The following table summarizes information about stock options outstanding and exercisable at February 28, 2002:

Exercise price $	Number of options outstanding	Expiry date	Remaining contractual life (years)
0.20	65,000	May 29, 2002	0.25
0.20	160,000	June 1, 2004	2.26
0.20	489,000	September 28, 2005	3.58
0.20	270,000	July 4, 2006	4.34
0.24	20,000	May 29, 2002	0.25
0.24	165,000	May 12, 2005	3.20
0.34	15,000	May 29, 2002	0.25
0.34	191,749	February 8, 2006	3.94
	1,375,749		

(expressed in Canadian dollars)

11 Warrants

	February 28, 2002		February 28, 2001		February 29, 2000	
	Number of warrants	Weighted average share price $	Number of warrants	Weighted average share price $	Number of warrants	Weighted average share price $
Balance - Beginning of year	8,900,000	0.21	1,900,000	0.21	-	-
Granted	-	-	7,000,000	0.20	2,000,000	0.21
Exercised	(1,604,500)	0.23	-	-	(100,000)	0.21
Expired	(595,500)	0.24	-	-	-	-
Issued to Fresco shareholders (note 3)	1,326,750	0.26	-	-	-	-
Balance - End of year	8,026,750	0.23	8,900,000	0.21	1,900,000	0.21
Warrants exercisable at year-end	8,026,750	0.23	8,900,000	0.21	1,900,000	0.21

These 8,026,750 warrants are exercisable into 5,676,750 shares of the company.

The following table summarizes information about warrants outstanding at February 28, 2002:

Exercise price per share $	Number of warrants outstanding	Number of shares exercisable	Expiry date	Remaining contractual life (years)
0.23	1,500,000	1,500,000	August 8, 2002	0.44
0.23	4,700,000	2,350,000	September 21, 2002	0.56
0.23	500,000	500,000	September 21, 2002	0.56
0.26	1,211,250	1,211,250	January 9, 2003	0.86
0.26	115,500	115,500	January 16, 2003	0.88
	8,026,750	5,676,750		

(expressed in Canadian dollars)

12 Related party transactions

The company incurred costs with companies related by directors in common and with a former officer as follows:

			Year ended
	February 28, 2002 $	February 28, 2001 $	February 29, 2000 $
Office rent costs	-	-	36,000
Professional fees	104,858	105,045	22,900

As at February 28, 2002, accounts payable and accrued liabilities includes $61,234 (2001 - $44,981) due to related parties.

Refer also to notes 3, 7 and 8.

13 Financial instruments

a) Fair value

At February 28, 2002, the fair values of the company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and the related party loan are estimated to approximate carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the company's marketable securities is disclosed in note 4.

b) Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

The company places its cash in financial institutions believed to be credit worthy.

(expressed in Canadian dollars)

14 Income taxes

a) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

			Year ended
	February 28, 2002	February 28, 2001	February 29, 2000
Statutory tax rate	44.62%	45.62%	45.62%
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(35,422)	(68,121)	(215,134)
Temporary differences		(6,844)	143,204
Differences in foreign tax rates	(18,999)	-	-
Losses for which an income tax benefit has not been recognized	54,421	74,965	71,930
	-	-	-

b) The significant components of the company's future tax assets are as follows:

	2002 $	2001 $
Tax value of resource properties and fixed assets in excess of book value	1,978,273	2,305,809
Operating loss carry-forward	312,537	143,676
Share issue costs	114,056	28,522
	2,404,866	2,478,007
Less: Valuation allowance	2,404,866	2,478,007
	-	-

c) The company has Canadian non-capital loss carry-forwards of $788,836 that may be available for tax purposes. The losses expire as follows:

	$
2007	157,672
2008	164,326
2009	466,838
	788,836

(expressed in Canadian dollars)

15 Segmented information

The company considers its business to consist of one reportable business segment being the exploration of oil and gas properties. The company's fixed assets and resource properties are located in the following geographic areas:

	2002 $	2001 $
Argentina	1,883,315	433,033
United States	-	58,415
Canada	10,341	3,677
	1,893,656	495,125

16 Material differences between Canadian and United States GAAP

These financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The significant measurement differences in respect of these consolidated financial statements between Canadian and U.S. GAAP and their effect on the company's consolidated financial statements are summarized below:

	2002 $	2001 $
Balance Sheet		
Total assets under Canadian GAAP	4,581,547	3,759,064
Decrease in resource property (a)	-	(1)
Total assets under U.S. GAAP	4,581,547	3,759,063
Total liabilities under Canadian and U.S. GAAP	2,421,794	2,690,030
Shareholders' equity under Canadian GAAP	2,159,753	1,069,034
Cumulative resource property adjustment (a)	-	(1)
Compensation expense (c)	(55,688)	(60,000)
	2,104,065	1,009,033
Paid-in capital (c)(d)	55,688	60,000
Shareholders' equity under U.S. GAAP	2,159,753	1,069,033

(expressed in Canadian dollars)

			Year ended
	February 28, 2002 $	February 28, 2001 $	February 29, 2000 $
Statement of Loss and Deficit			
Loss under Canadian GAAP	(79,385)	(149,323)	(471,579)
Accrued properties previously expensed under U.S. GAAP	1	-	-
Compensation expense (c)	4,312	6,750	(21,750)
Loss under U.S. GAAP	(75,072)	(142,573)	(493,329)
Basic and diluted loss per share under U.S. GAAP	(0.01)	(0.02)	(0.14)
Statement of Cash Flows			
Operating activities			
Operating activities under Canadian GAAP	(97,380)	(181,321)	(97,818)
Resource properties (a)	-	-	(339,255)
Cash used in operating activities under U.S. GAAP	(97,380)	(181,321)	(437,073)
Financing activities			
Cash provided by financing activities under Canadian and U.S. GAAP	38,840	3,182,564	335,791
Investing activities			
Investing activities under Canadian GAAP	(691,947)	(285,180)	(340,708)
Resource properties (a)	-	-	339,255
Cash used in investing activities under U.S. GAAP	(691,947)	(285,180)	(1,453)

a) **Resource properties**

Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

(expressed in Canadian dollars)

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses as incurred the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

b) Accounting for stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the quoted market value of the company's common shares exceeds the exercise price. During the years ended February 28, 2002, 2001 and 2000, no compensation expense has arisen in respect of variable plan options.

c) Compensation expense for escrow shares

Under U.S. GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans", whereby the company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the company's shares. If an equity award is forfeited, the company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required.

d) Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act and renounce the related income tax deductions to the investors.

(expressed in Canadian dollars)

The company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue, the funds received are recorded as share capital. Once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the company's effective tax rate of approximately 46% for 1996 (1991 - 44%; 1989 - 43%; 1988 - 46%).

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability recorded on the balance sheet. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

The effect of the adjustments which would have been made under U.S. GAAP related to the flow-through shares issued since inception of the company was to decrease share capital by $42,402 and to decrease deficit by $42,402.

e) New pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

(expressed in Canadian dollars)

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on March 1, 2002.

f) Restatement

In preparing the U.S. GAAP information for the year ended February 28, 2001, the company originally recorded an expense of $380,215 to write off exploration expenditures relating to oil and gas properties. The company follows the full cost method of accounting for oil and gas properties for both Canadian and U.S. GAAP, and accordingly, such costs should be deferred and included with resource properties. The company then restated its financial statements to correctly present this item. The effect was to reduce the loss for the year ended February 28, 2001 from $522,788 to $142,573. The loss per share decreased from $0.09 to $0.02. There was no effect of this adjustment on the balance sheet and cash flow information presented under U.S. GAAP.

17 Supplemental cash flow information

			Year ended
	February 28, 2002 $	**February 28, 2001 $**	**February 29, 2000 $**
Interest received	84,008	15,502	24,723
Interest paid	156,819	51,869	-
Non-cash investing and financing activities			
Issuance of shares for mineral properties	-	-	10,500
Issuance of shares for finder's fee	-	8,000	-
Issuance of shares for related party loan	299,200	-	-
Issuance of shares pursuant to business combination	515,774	-	-
Issuance of options pursuant to business combination	8,276	-	-
Issuance of warrants pursuant to business combination	3,774	-	-
Elimination of accounts payable on business combination	292,604	-	-
Marketable securities received as consideration for mineral properties	3,000	-	-

(expressed in Canadian dollars)

18 Subsequent events

a) In March 2002, the company repaid the related party loan of US$1,400,000 described in note 8.

b) In June 2002, the company closed a non-brokered private placement of 2,500,000 units at $0.10 per unit to generate gross proceeds of $250,000. Each unit comprised one common share of the company and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the company at a price of $0.10 per share during the first year and at a price of $0.12 per share during the second year.

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at February 28, 2002
(Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1. **(a) Breakdown of Deferred Costs:**

See Note 3 incorporated into Schedule A – Notes to Financial Statements

(b) Breakdown of Professional Fees:

Accounting services	$	675
Audit		36,138
General & corporate - legal		119
US Registration filing - accounting		9,600
US Registration filing - legal		32,486
	$	79,018

(c) Breakdown of Office and rent:

Communications	$	1,346
Office		6,032
Rent		31,327
Subscriptions and dues		2,442
	$	41,147

(d) Breakdown of Public Relations and Travel:

Expenses	$	381
Faxes		374
Investor relations consultant		15,035
Travel		3,204
Web site		5,600
	$	24,594

2. **Expenditures made to non-arm's length parties:**

See Note 5 incorporated into Schedule A – Notes to Financial Statements.

3. (a) **Securities issued during the period:**

The following securities were issued during the year ended February 28, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
April 17, 2001	Common Shares	Bonus Shares	590,000	$0.20	Nil	Nil	Nil
May 16, 2001	Common Shares	Exercise of "A" Warrants	150,000	$0.20	$30,000	Cash	Nil
May 17, 2001	Common Shares	Exercise of Warrants	1,304,500	$0.24	$313,080	Cash	Nil
September 21, 2001	Common Shares	Bonus Shares	1,510,000	$0.12	Nil	Nil	Nil
February 28, 2002	Common Shares	Amalgam-ation with Fresco	3,967,491	$0.13	Nil	Nil	Nil

(b) **Options granted during the period:**

The following options were granted during the year ended February 28, 2002:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
July 4, 2001	50,000	Director	Chet Idziszek	$0.20	July 4, 2006
July 4, 2001	25,000	Director	Jeff Cocks	$0.20	July 4, 2006
July 4, 2001	100,000	Director	Norman Haimila	$0.20	July 4, 2006
July 4, 2001	30,000	Director	James G. Stewart	$0.20	July 4, 2006
July 4, 2001	30,000	Employee	Max Fugman	$0.20	July 4, 2006
July 4, 2001	25,000	Employee	David Scott	$0.20	July 4, 2006
July 4, 2001	10,000	Employee	Sandra Hjerpe	$0.20	July 4, 2006

4. **(a) Authorized and issued share capital at February 28, 2002:**

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	15,649,854	$10,420,131

(b) Summary of options and warrants outstanding at February 28, 2002:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	160,000	$0.20	June 1, 2004
Options	15,000	$0.20	May 29, 2002
Options	489,000	$0.20	September 28, 2005
Options	50,000	$0.20	May 29, 2002
Options	270,000	$0.20	July 4, 2006
Options	20,000	$0.24	May 29, 2002
Options	165,000	$0.24	May 12, 2005
Options	15,000	$0.34	May 29, 2002
Options	191,749	$0.34	February 8, 2006
"A" Warrants	1,500,000	$0.23	August 8, 2002
"A" Warrants	4,700,000 (2 warrants to purchase 1 share)	$0.23	September 21, 2002
Agents Warrants	500,000	$0.23	September 21, 2002
Warrants	1,211,250	$0.26	January 9,2003
Warrants	115,500	$0.26	January 16,2003

(c) Shares in escrow or subject to pooling restrictions as at February 28, 2002

	Number of Shares
Escrow	74,998

5. **List of Directors and Officers as at June 19, 2002:**

Name	Position
Derek Bartlett	Director
Jeffrey Cocks	Director
Norman Haimila	Director
Chet Idziszek	Director and President
James G. Stewart	Director and Secretary
Douglas Turnbull	Director

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the "Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial position of Oromin Explorations Ltd. (the "Company") and the results of its operations and cash flows for the three years ended February 28, 2002, February 28, 2001 and February 29, 2000 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein. The Company's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP. The principal measurement differences from U.S. GAAP that affect the financial statements of the Company are described in Note 16 of the consolidated financial statements of the Company.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres. General and administrative costs are expensed in the period in which they are incurred.

Operating Results

The Company is in the business of the acquisition, exploration, exploration management, development and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not currently have any producing properties and its current operations on the Santa Rosa property is an exploratory search for hydrocarbons. During the fiscal year ended February 28, 2002, the Company was primarily engaged in the acquisition of its Santa Rosa property in Argentina. As a result, the Company's future activities may be affected in varying degrees by Argentina's political stability and government regulation, all of which are beyond the control of the Company.

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended February 28, 2001

During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain of the sale of resource properties of $2,999 and a write-off of resource properties of $3,320. During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.

Expenses for the fiscal year ended February 28, 2002 were $189,515, up slightly from $186,589 for the fiscal year ended February 28, 2001. Consulting fees for the fiscal year ended February 28, 2002 fell to nil from $22,000 for the fiscal year ended February 28, 2001 as a result of decreased exploration activity with respect to the Company's Santa Rosa

Property. Travel and public relations costs rose to $24,594 in the fiscal year ended February 28, 2002 from $6,023 in the fiscal year ended February 28, 2001 largely as a result of the engagement of investor relations consultants and web site design costs.

The net loss for the fiscal year ended February 28, 2002 was $79,385 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2001 of $149,323 or $0.02 per share. The Company also expects to incur a net operating loss for the fiscal year ending February 28, 2003.

Fiscal Year Ended February 28, 2001 Compared to Fiscal Year Ended February 29, 2000

During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764. During the fiscal year ended February 29, 2000, the Company recorded interest income of $24,723.

Expenses for the fiscal year ended February 28, 2001 were $186,589, up from $146,546 for the fiscal year ended February 29, 2000. This increase is primarily due to increased consulting fees, professional fees and wages as a result of the Company's bid for the Santa Rosa Property in Argentina. Consulting fees for the fiscal year ended February 28, 2001 increased to $22,000 from nil for the fiscal year ended February 29, 2000. During the fiscal year ended February 28, 2001, professional fees and wages increased to $70,467 and $18,966, respectively, from $61,161 and $10,899, respectively, for the fiscal year ended February 29, 2000. Filing and transfer fees also rose to $20,348 in the fiscal year ended February 28, 2001 from $12,702 in the fiscal year ended February 29, 2000 largely as a result of financings undertaken during the year.

During the fiscal year ended February 29, 2000, the Company recorded a write-off of resource properties of $349,756 but did not record any write-offs during the fiscal year ended February 28, 2001.

The net loss for the fiscal year ended February 28, 2001 was $149,323 or $0.02 per share as compared with a net loss for the fiscal year ended February 29, 2000 of $471,579 or $0.13 per share.

Fiscal Year Ended February 29, 2000 Compared to Fiscal Year Ended February 28, 1999

During the fiscal year ended February 29, 2000, the Company recorded interest income of $24,723. During the fiscal year ended February 28, 1999, the Company recorded interest income of $27,650.

Expenses for the fiscal year ended February 29, 2000 were $146,546, up from $67,598 for the fiscal year ended February 28, 1999 due principally to the increased office and rent costs and increased professional fees. Professional fees for the fiscal year ended February 29, 2000 increased to $61,161 from $6,666 for the fiscal year ended February 28, 1999 due primarily to the Company's financing activity and the acquisition and exploration of its formerly held Alaska mineral properties. Consulting costs, however, decreased to nil for the fiscal year ended

February 29, 2000 from $9,000 for the fiscal year ended February 28, 1999. Office and rent costs increased to $54,183 for the fiscal year ended February 29, 2000 from $29,682 for the fiscal year ended February 28, 1999, due primarily to the increased rent and costs associated with the new premises of the Company.

During the fiscal year ended February 29, 2000, the Company recorded a write-off of resource properties of $349,756. During the fiscal year ended February 28, 1999 the Company recorded a loss on the sale of marketable securities of $1,484.

The net loss for the fiscal year ended February 29, 2000 was $471,579 or $0.13 per share. The net loss for the fiscal year ended February 28, 1999 was $41,432 or $0.02 per share.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year. The Company has not carried out debt financing other than the loan agreement with Chet Idziszek, the President of the Company, nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2003.

Mineral properties and investments which were written down in the years ended February 29, 2000 and February 28, 1999 were written down when the Company decided there was little or no possibility of recovery from these properties. Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. Accordingly, there is substantial doubt about its ability to continue as a going concern. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

February 28, 2002 Compared to February 28, 2001

At February 28, 2002, the Company's current assets totalled $2,687,891 compared to $3,263,939 at February 28, 2001. The decrease is primarily attributable to a decrease in cash which was used to pay expenditures resulting from its investment in the Santa Rosa Property. During the same period, current liabilities also decreased to $2,421,794 from $2,690,030 primarily due to the repayment of accounts payable to Fresco Developments Ltd. of $308,240. As a result, working capital was $266,097 at February 28, 2002 as compared with working capital of $573,909 at February 28, 2001. As at February 28, 2002 and February 28, 2001, the Company had no long-term debt.

At February 28, 2002, the Company had total assets of $4,581,547 as compared with $3,759,064 at February 28, 2001. This increase is due principally to an increase in deferred resource property expenditures resulting from its investment in the Santa Rosa Property and from the Company's amalgamation with Fresco Developments Ltd.

Share capital as at February 28, 2002 was $10,420,131, up from $9,262,077 as at February 28, 2001 due to the issuance of share capital. During the fiscal year ended February 28, 2002, the Company issued:

(a) 2,100,000 common shares as a bonus pursuant to the loan from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company's Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property, which shares are recorded at $299,200;

(b) 1,454,500 common shares pursuant to the exercise of share purchase warrants to generate proceeds of $343,080; and

(c) 3,967,491 common shares pursuant to the Company's amalgamation with Fresco Developments Ltd., recorded at $515,774.

The Company's largest cash outflow in the fiscal year ended February 28, 2002 was resource property expenditures, net of accounts payable, of $697,552. The Company also eliminated payables in respect of resource property expenditures of $292,604 on its amalgamation with

Fresco Developments Ltd. The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080. The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital and the exercise of share purchase warrants which generated aggregate net proceeds of $732,004.

February 28, 2001 Compared to February 29, 2000

At February 28, 2001, the Company's current assets totalled $3,263,939 compared to $513,063 at February 29, 2000. The increase is primarily attributable to the loan in the amount of $2,144,240 from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company's Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property. During the same period, current liabilities increased to $2,690,030 from $31,625. As a result, working capital was $573,909 at February 28, 2001 as compared with working capital of $481,438 at February 29, 2000. As at February 28, 2001 and February 29, 2000, the Company had no long-term debt.

At February 28, 2001, the Company had total assets of $3,759,064 as compared with $517,978 at February 29, 2000. This increase is due principally to the loan from Chet Idziszek, the President of the Company, discussed above.

Share capital as at February 28, 2001 was $9,262,077, up from $8,530,073 as at February 29, 2000 due to the issuance of share capital. During the fiscal year ended February 28, 2001, the Company issued 1,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate net proceeds of $283,500. Each unit is comprised of one common share of the Company and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.20 per share until August 8, 2001 and thereafter at a price of $0.23 per share until August 8, 2002. In conjunction with this placement, the Company also issued 40,000 common shares as a finders fee. During the period, the Company also issued 2,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate gross proceeds of $440,504. Each unit is comprised of one common share of the Company and two Series "A" share purchase warrants entitling the purchase of one additional common share of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002. As consideration for acting as the Company's agent in respect of this offering, Canaccord Capital Corporation received a cash commission of 8% of the gross proceeds and agent's warrants entitling the purchase of up to 500,000 shares of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002.

The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180. The Company's largest cash outflow in the fiscal year ended February 29, 2000 was resource property expenditures, net of accounts payable, of $339,255. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital which generated net proceeds of $732,004. The most significant contribution to working capital in the year ended February 29, 2000 was provided by the sale of share capital which generated net proceeds of $335,791.

February 29, 2000 Compared to February 28, 1999

At February 29, 2000, the Company's current assets totalled $513,063 compared to $611,325 at February 28, 1999. The decrease is primarily attributable to a decrease in cash which was used to pay expenditures resulting from its investment in formerly held mineral properties, namely its Cirque and South Salcha properties. During the same period, total liabilities increased to $31,625 from $4,380. As a result of these factors, working capital was $481,438 at February 29, 2000 as compared with working capital of $606,945 at February 28, 1999. As at February 29, 2000 and February 28, 1999, the Company had no long-term debt.

At February 29, 2000, the Company had total assets of $517,978 as compared with $616,021 at February 28, 1999. This decrease is due principally to expenditures resulting from its investment in formerly held mineral properties, namely its Cirque and South Salcha properties.

Share capital as at February 29, 2000 was $8,530,073 as compared with $8,183,782 as at February 28, 1999. During the fiscal year ended February 29, 2000, the Company issued 2,000,000 units pursuant to a private placement at a price of $0.16 per unit. Each unit consisted of one common share and one common share purchase warrant, each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.21 per share at any time on or before May 17, 2000 and thereafter at a price of $0.24 per share at any time up to and including May 17, 2001. Subsequent to the end of the fiscal year ended February 28, 2001, 1,304,500 warrants were exercised by their holders, generating proceeds of $313,080; the balance expired unexercised. During the fiscal year ended February 29, 2000, the Company also issued 100,000 common shares pursuant to the exercise of share purchase warrants to generate proceeds of $21,000 and 50,000 common shares pursuant to a property option agreement for deemed proceeds of $10,500. During the fiscal year ended February 28, 1999, the Company did not issue any shares.

The Company's largest cash outflow in the fiscal year ended February 29, 2000 was expenditures resulting from its investment in formerly held mineral properties, namely its Cirque and South Salcha properties of $339,255. During the fiscal year ended February 28, 1999, the Company did not incur any mineral property expenditures and its largest cash outflow in the fiscal year ended February 28, 1999 was general and administrative expenses of $67,598. The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration the Company is required to carry out during a specific period

The most significant contribution to working capital in the year ended February 29, 2000 was provided by the sale of share capital which generated net proceeds of $335,791. The most significant contribution to working capital in the year ended February 28, 1999 was provided by interest income of $27,650.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company's financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred although oil and gas expenditures are not. Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 28, 2002 would have decreased by $4,313, while its losses for the fiscal years ended February 28, 2001 and February 29, 2000 would have decreased by $6,750 and increased by $21,750, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options. Accordingly, since stock options are granted at an exercise price that is equal to or above the quoted market value of the Company's common shares at the date of grant, there is no compensation expense.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 28, 2003. In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas exploration properties. The Santa Rosa Property is not in production and, therefore, does not produce any income.

BY ORDER OF THE BOARD OF DIRECTORS OF
OROMIN EXPLORATIONS LTD.

Chet Idziszek
President and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

OROMIN EXPLORATIONS LTD.

TO BE HELD AT: **Suite 2000 – 1055 West Hastings Street**
Vancouver, British Columbia

ON TUESDAY, JULY 30, 2002 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ____________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at six (6)			N/A
4. To elect as Director, Derek Bartlett		N/A	
5. To elect as Director, Jeffrey Cocks		N/A	
6. To elect as Director, Norman Haimila		N/A	
7. To elect as Director, Chet Idziszek		N/A	
8. To elect as Director, James G. Stewart		N/A	
9. To elect as Director, Douglas Turnbull		N/A	
10. Approval of Stock Options			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 683-3694.

RETURN CARD

TO REGISTERED HOLDERS AND
NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41/Shareholder Communication (the "Policy"):

1. registered shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

2. non-registered shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you wish to be placed on the Company's supplemental mailing list, please complete and return this form by mail or by fax #(604) 331-8773 to the Company:

OROMIN EXPLORATIONS LTD.
Suite 2000 – 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

NAME OF ISSUER: **OROMIN EXPLORATIONS LTD.**

NAME OF SHAREHOLDER: ______________________________
(Please Print)

ADDRESS: ______________________________
____

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE: ______________________________
I certify that I am a non-registered shareholder

DATED: ______________________________

Note: **As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.**

OROMIN EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

June 26, 2002

Trading Symbol: CDNX-OLE
Web Site: www.oromin.com

OROMIN ACQUIRES PARTNER FOR SANTA ROSA OIL EXPLORATION

Oromin Explorations Ltd. ("**Oromin**") is pleased to report that it has agreed to sell an effective 50% interest in its Santa Rosa Property in Argentina for the sum of US$1,400,000 to Bible Resources Limited ("Bible") a private Nevada corporation. The purchase price is payable in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.

Oromin and Bible will jointly undertake the next phase of the exploration program on the Santa Rosa Property which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and completion costs for one production well at an estimated cost of US$1,350,000 .

All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party. **Oromin's** wholly-owned BVI subsidiary will be the operator of the Santa Rosa Property.

Oromin director and oil and gas consultant Dr. Norman Haimila estimates that, using conservative parameters (based on the existing oil and gas fields in the Cuyana basin), the potential original recoverable reserves for the Santa Rosa Property are 197 million barrels of oil. The full text of Dr. Haimila's report is available at Oromin's web-site, **www.oromin.com**.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idziszek
President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.